UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

The Saint James Company

COMMON STOCK, $.001 PAR VALUE

CUSIP No.:  790002109

May 29, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information

contained in this form are not required to respond unless

the form displays a currently valid 0MB control number.

CUSIP NO.: 790002109

1.	Names of Reporting Persons. Lighthouse Financial Group, LLC I.R.S. Identification No. 13-4094827
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)[X]
3.	SEC Use Only
4.	Citizenship or place of Organization United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:
5.	Sole Voting Power -0-
6.	Shared Voting Power 1,500,000**
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 1,500,000**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000**
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not applicable
11.	Percent of Class Represented by Amount in Row (11) 12.5%**
12.	Type of Reporting Person (See Instructions) BD

** See Item 4

CUSIP NO.: 790002109

1.	Names of Reporting Persons. Lighthouse Global Partners, LLC I.R.S. Identification No. 20-3340781
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)[X]
3.	SEC Use Only
4.	Citizenship or place of Organization United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:
5.	Sole Voting Power -0-
6.	Shared Voting Power 1,500,000**
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 1,500,000**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000**
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not applicable
11.	Percent of Class Represented by Amount in Row (11) 12.5%**
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

** See Item 4

CUSIP NO.: 790002109

1.	Names of Reporting Persons. Jeffrey J. Morfit
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)[X]
3.	SEC Use Only
4.	Citizenship or place of Organization United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:
5.	Sole Voting Power -0-
6.	Shared Voting Power 1,500,000**
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 1,500,000**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000**
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not applicable
11.	Percent of Class Represented by Amount in Row (11) 12.5%**
12.	Type of Reporting Person (See Instructions) IN

** See Item 4

CUSIP NO.: 790002109

1.	Names of Reporting Persons. Robert J. Bradley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)[X]
3.	SEC Use Only
4.	Citizenship or place of Organization United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:
5.	Sole Voting Power -0-
6.	Shared Voting Power 1,500,000**
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 1,500,000**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000**
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not applicable
11.	Percent of Class Represented by Amount in Row (11) 12.5%**
12.	Type of Reporting Person (See Instructions) IN

** See Item 4

Item 1(a).   Name of Issuer:

The Saint James Company, a North Carolina corporation  (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

Broadway Plaza, 520 Broadway, Suite 350

Santa Monica, California

Items 2(a), (b) and (c), (d), (e)    Name of Person Filing, Address of Residence, Citizenship, Title and Class of securities and CUSIP number:

(a)

 Lighthouse Financial Group, LLC

Lighthouse Global Partners, LLC, Managing Member of Lighthouse Financial Group, LLC

Jeffrey J. Morfit, Managing Member of Lighthouse Global Partners, LLC

Robert J. Bradley, Managing Member of Lighthouse Global Partners, LLC

(b)

420 Lexington Avenue, Suite 1430

New York, NY 10170

(c)

United States

(d)

Common Stock, $.001 par value

(e)

CUSIP:  790002109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)

[X] Broker or dealer registered under section 15 of the Act.

Item 4.  Ownership.

(a)

As of the date of this filing, (i) Lighthouse Financial Group, LLC, beneficially owns 1,500,000 shares of Common Stock and (ii) each of Lighthouse Global Partners, LLC, Jeffrey J. Morfit and Robert J. Bradley may be deemed to be the beneficial owners of the 1,500,000 shares of Common Stock beneficially owned by Lighthouse Financial Group, LLC.  Lighthouse Global Partners, LLC is the Managing Member and majority owner of Lighthouse Financial Group, LLC.  Jeffrey J. Morfit and Robert J. Bradley are the Managing Members of Lighthouse Global Partners, LLC.  Although Jeffrey J. Morfit and Robert J. Bradley are joining in this Schedule 13G as Reporting Persons, the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Lighthouse Global Partners, LLC, Jeffrey J. Morfit and Robert J. Bradley disclaim beneficial ownership of shares of Common Stock held by Lighthouse Financial Group, LLC, except to the extent of their pecuniary interest therein.

(b)

Percent of Class:  12.5%.  According to the quarterly report of the Issuer filed with the Securities and Exchange Commission on Form 10-Q on May 18, 2009, there were 11,999,057 shares of common stock, $.001 par value of the Issuer outstanding as of May 11, 2009.

(c)

Number of shares to which such person has:

(i)  Sole power to vote or direct the vote:  -0-

(ii)  Shared power to vote or direct the vote: 1,500,000**

(iii)  Sole power to dispose or to direct the disposition of: -0-

(iv) Shared power to dispose of or direct the disposition of: 1,500,000**

** See Item 4 above

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 4(a) and Exhibit A

Item 9.  Notice of Dissolution of a Group.

Not Applicable.

Item 10.   Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of June 10, 2009, by and among Lighthouse Financial Group, LLC, Lighthouse Global Partners, LLC, Jeffrey J. Morfit and Robert J. Bradley.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2009

Lighthouse Financial Group, LLC

By: Lighthouse Global Partners, LLC, as Managing Member

/s/  Jeffrey J. Morfit

(Signature)

Jeffrey J. Morfit, Managing Member

(Name/Title)

Lighthouse Global Partners, LLC

/s/  Jeffrey J. Morfit

(Signature)

Jeffrey J. Morfit, Managing Member

(Name/Title)

/s/ Jeffrey J. Morfit

Jeffrey J. Morfit

/s/  Robert J. Bradley

Robert J. Bradley

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, and any amendments thereto, jointly on behalf of each such party.

Dated as of June 10, 2009

Lighthouse Financial Group, LLC

By: Lighthouse Global Partners, LLC, as Managing Member

/s/  Jeffrey J. Morfit

(Signature)

Jeffrey J. Morfit, Managing Member

(Name/Title)

Lighthouse Global Partners, LLC

/s/  Jeffrey J. Morfit

(Signature)

Jeffrey J. Morfit, Managing Member

(Name/Title)

/s/ Jeffrey J. Morfit

Jeffrey J. Morfit

/s/  Robert J. Bradley

Robert J. Bradley